Exhibit 99.1

Tims China Announces Fourth Quarter and Full Year 2022 Financial Results

Total Revenues Increased 34.6% Year-over-Year for the Fourth Quarter and

57.2% Year-over-Year for the Full Year 2022

131 Net New Store Openings During the Fourth Quarter,

617 System-Wide Stores at Year-End

11.3 Million Registered Loyalty Club Members at Year-End,

Representing 88.5% Year-over-Year Growth

Adjusted Store EBITDA Margin Increased 0.6 Percentage Points to 4.7%

Continued Recovery: 17.1% Same-store Sales Growth for Company Owned and Operated Stores in February 2023

SHANGHAI and NEW YORK, April 6, 2023 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

FOURTH QUARTER 2022 HIGHLIGHTS

•	Total revenues were RMB301.5 million (USD43.7 million), representing a 34.6% increase from the same quarter of 2021.

•	Net new store openings totaled 131 (93 company owned and operated stores and 38 franchised stores).

•	Adjusted store EBITDA[1] was RMB12.8 million (USD1.9 million), representing a 45.7% increase from the same quarter of 2021.

•	Adjusted store EBITDA margin[2] was 4.7%, representing an increase of 0.6 percentage points from the same quarter of 2021.

1 Adjusted store EBITDA is calculated as fully-burdened gross profit3 of company owned and operated stores excluding depreciation & amortization and store pre-opening expenses.

2 Adjusted store EBITDA margin is calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

3 Fully-burdened gross profit of company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, was a loss of RMB46.4 million (USD6.7 million) for the three months ended December 31, 2022, compared to a loss of RMB52.7 million in the same quarter of 2021.

FULL YEAR 2022 HIGHLIGHTS

•	Total revenues were RMB1,011.1 million (USD146.6 million), representing a 57.2% increase from 2021.

•	Net new store openings totaled 227 (174 company owned and operated stores and 53 franchised stores) in 2022, reaching 617 total stores at year-end (547 company owned and operated stores and 70 franchised stores).

•	Registered loyalty club members totaled 11.3 million as of December 31, 2022, representing an 88.5% increase from 2021.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “We demonstrated resilience and agility during the fourth quarter of 2022 and are pleased with our achievements, especially considering the challenges brought about by the COVID-19 pandemic, which were particularly acute in December given peaks in infection rates across the country. Despite the difficult circumstances, we managed to grow total revenues year-over-year by 34.6%, expand our store network to 617 across 39 cities, launch a series of new bestseller products such as ‘mulled wine flavored brewed coffee’ and ‘salted egg yolk wrap’, and grow our registered loyalty club membership to over 11 million by year-end. With the end of ‘zero-COVID control measures’ by the PRC government authorities in December 2022, we are very excited to embark on a new era of development while continuing to drive strong revenue growth, win market share, and achieve margin expansion in the coming quarters.”

Mr. Lu added, “In 2023, we will continue to execute our differentiated ‘Coffee Plus’ growth strategy by offering creative and customized beverage and food combos at compelling values. This initiative has been highly successful: the percentage of orders with food increased from 38.5% in the fourth quarter of 2021 to 47.1% in the fourth quarter of 2022. We plan to surpass 1,000 system-wide stores by year-end and further enhance our customer-facing technology, key pillars of our strategy of driving ‘absolute convenience’ for our guests.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “In the fourth quarter of 2022, COVID-19 created tremendous pressure on the entire consumer segment in China and our operations were significantly disrupted by widespread infections. However, our team performed well and remained committed to delivering high-quality products and sustained services, while also maintaining the safety and health of our employees and customers in this volatile environment. In the fourth quarter, we expanded both top-line revenues and adjusted store EBITDA margin and also opened a record net new stores of 131, of which 23 utilize our compact Tims Express format in partnership with Sinopec Easy Joy.”

Mr. Li continued, “Looking ahead, our top near-term financial priorities are to continue to deliver robust revenue growth, expand store-level profitability, and improve adjusted corporate EBITDA margins. By leveraging Tims China’s brand influence and positive consumer perception, growing customer recognition and loyalty, continuous innovation, ever-expanding store network, and disciplined execution, we expect to further optimize our cost structure, improve on operational efficiency, and achieve greater economies of scale.”

IMPACT OF COVID-19 AND RELATED EFFORTS

During the fourth quarter of 2022, our business operations were severely affected due to the resurgence of the pandemic and multiple rounds of lockdowns across major cities in the PRC. In December, the PRC government significantly changed its COVID policies, including removal of mass testing and central quarantine requirements, as well as lifting of travel restrictions. A significant wave of infections occurred and many chose to stay at home. As a result, dine-in traffic declined substantially. In the fourth quarter of 2022, we also experienced approximately 48 daily temporary store closures on average, over twice as many compared to approximately 23 daily temporary store closures on average in the third quarter of 2022.

To cope with and to adapt to challenges from the pandemic, we continued to focus on our digital capabilities in order to capture the growing demand from delivery and takeaway services. As a result, the number of delivery and takeaway orders increased by 47.3% from the fourth quarter of 2021 to the fourth quarter of 2022.

Following the easing of pandemic-related measures, we have gradually resumed normal operations and the overall business environment and consumer sentiment have dramatically improved. This recovery is well demonstrated in our same-store sales performance, which reached 17.1% in February 2023.

FOURTH QUARTER 2022 FINANCIAL RESULTS

Total revenues reached RMB301.5 million (USD43.7 million) for the three months ended December 31, 2022, representing an increase of 34.6% from RMB224.0 million in the same quarter of 2021. Total revenues comprise:

•	Revenues from company owned and operated stores were RMB272.5 million (USD39.5 million) for the three months ended December 31, 2022, representing an increase of 27.5% from RMB213.7 million in the same quarter of 2021. The growth was primarily driven by an increase in the number of company owned and operated stores from 373 as of December 31, 2021 to 547 as of December 31, 2022, offset by negative 7.1% same-store sales growth of company owned and operated stores for the three months ended December 31, 2022.

•	Other revenues were RMB29.0 million (USD4.2 million) for the three months ended December 31, 2022, representing an increase of 180.7% from RMB10.3 million in the same quarter of 2021. The growth was primarily attributable to the rapid expansion of our e-commerce business and an increase in franchise fees and revenues from other franchise support activities, which was attributable to an increase in the number of franchised stores from 17 as of December 31, 2021 to 70 as of December 31, 2022.

Company operated store costs and expenses were RMB310.7 million (USD45.0 million) for the three months ended December 31, 2022, representing an increase of 18.4% from RMB262.5 million in the same quarter of 2021. Company operated store costs and expenses comprise:

•	Food and packaging expenses were RMB89.5 million (USD13.0 million), representing an increase of 25.0% from RMB71.6 million, in line with our revenue growth and store network expansion. Food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 0.7 percentage points from 33.5% in the fourth quarter of 2021 to 32.8% in the fourth quarter of 2022.

•	Rental and property management fee were RMB75.9 million (USD11.0 million), representing an increase of 35.2% from RMB56.2 million, mainly due to the increase in the number of company owned and operated stores from 373 as of December 31, 2021 to 547 as of December 31, 2022. The Company firstly adopted the ASC 842 Leases accounting standards during the fourth quarter of 2022. Accordingly, rental and property management fee as a percentage of revenues from company owned and operated stores increased by 1.6 percentage points from 26.3% in the fourth quarter of 2021 to 27.9% in the fourth quarter of 2022.

•	Payroll and employee benefits expenses were RMB66.7 million (USD9.7 million), representing a decrease of 7.1% from RMB71.8 million, primarily due to refined staffing arrangement of our store operation personnel and optimization of our labor structure, including hiring more part-time employees, during the fourth quarter of 2022. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 9.1 percentage points from 33.6% in the fourth quarter of 2021 to 24.5% in the fourth quarter of 2022.

•	Delivery costs were RMB21.9 million (USD3.2 million), representing an increase of 57.4% from RMB13.9 million, due to increased home-delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.5 percentage points from 6.5% in the fourth quarter of 2021 to 8.0% in the fourth quarter of 2022.

•	Other operating expenses were RMB23.1 million (USD3.4 million), representing a decrease of 17.4% from RMB28.0 million, due to our continuous efforts to optimize our cost structure and drive operating leverage through revenue growth and store network expansion. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 4.6 percentage points from 13.1% in the fourth quarter of 2021 to 8.5% in the fourth quarter of 2022.

•	Store depreciation and amortization were RMB33.5 million (USD4.9 million), representing an increase of 59.8% from RMB21.0 million, driven by an increase in the number of company owned and operated stores from 373 as of December 31, 2021 to 547 as of December 31, 2022. Store depreciation and amortization as a percentage of revenues from company owned and operated stores increased by 2.5 percentage points from 9.8% in the fourth quarter of 2021 to 12.3% in the fourth quarter of 2022.

Cost of other revenues was RMB22.1 million (USD3.2 million) for the three months ended December 31, 2022, representing an increase of 238.6% from RMB6.5 million in the same quarter of 2021, which was primarily driven by an increase in the number of franchised stores from 17 as of December 31, 2021 to 70 as of December 31, 2022, and the incurrence of cost of product sales related to our e-commerce business during the fourth quarter of 2022.

Marketing expenses were RMB24.3 million (USD3.5 million) for the three months ended December 31, 2022, representing an increase of 18.4% from RMB20.5 million in the same quarter of 2021, which was primarily attributable to the increase in the number of our system-wide stores from 390 as of December 31, 2021 to 617 as of December 31, 2022. Marketing expenses as a percentage of total revenues decreased by 1.1 percentage points from 9.2% in the fourth quarter of 2021 to 8.1% in the fourth quarter of 2022.

General and administrative expenses were RMB66.5 million (USD9.6 million) for the three months ended December 31, 2022, representing an increase of 13.5% from RMB58.6 million in the same quarter of 2021, which was primarily due to: (i) increased payroll and employee benefits as a result of growing headcount; and (ii) increased share-based compensation expenses recognized. Adjusted general and administrative expenses, which excludes share-based compensation expenses of RMB11.1 million (USD1.6 million), were RMB55.3 million (USD8.0 million). Adjusted general and administrative expenses as a percentage of total revenues decreased by 7.8 percentage points from 26.1% in the fourth quarter of 2021 to 18.3% in the fourth quarter of 2022. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB10.3 million (USD1.5 million) for the three months ended December 31, 2022, representing an increase of 92.6% from RMB5.3 million in the same quarter of 2021, which was primarily driven by the increase in the number of our system-wide stores from 390 as of December 31, 2021 to 617 as of December 31, 2022. Franchise and royalty expenses as a percentage of total revenues increased by 1.0 percentage points from 2.4% in the fourth quarter of 2021 to 3.4% in the fourth quarter of 2022.

As a result of the foregoing, operating loss was RMB131.4 million (USD19.0 million) for the three months ended December 31, 2022, compared to RMB129.3 million in the same quarter of 2021.

Adjusted Corporate EBITDA was a loss of RMB54.7 million (USD7.9 million) for the three months ended December 31, 2022, compared to a loss of RMB59.3 million in the same quarter of 2021. Adjusted Corporate EBITDA margin was negative 18.1% in the fourth quarter of 2022, representing an improvement of 8.4 percentage points from negative 26.5% in the fourth quarter of 2021.

Net loss was RMB222.9 million (USD32.3 million) for the three months ended December 31, 2022, compared to RMB137.0 million for the same quarter of 2021. Adjusted net loss was RMB100.8 million (USD14.6 million) for the three months ended December 31, 2022, compared to RMB89.5 million for the same quarter of 2021. Adjusted net loss margin was negative 33.4% in the fourth quarter of 2022, representing an improvement of 6.6 percentage points from negative 40.0% in the fourth quarter of 2021.

Basic and diluted net loss per ordinary share was RMB1.61 (USD0.23) in the fourth quarter of 2022, compared to RMB1.11 in the fourth quarter of 2021. Adjusted basic and diluted net loss per ordinary share was RMB0.73 (USD0.11) in the fourth quarter of 2022, compared to RMB0.73 in the fourth quarter of 2021.

Liquidity

As of December 31, 2022, the Company’s total cash and cash equivalents and short-term investments were RMB611.5 million (USD88.7 million), compared to RMB390.8 million as of December 31, 2021. The change was primarily attributable to proceeds from bank borrowings, proceeds from the closing of our merger with Silver Crest Acquisition Corporation, proceeds from our PIPE investors and proceeds from investors who entered into an Equity Support Agreement dated March 8, 2022, as amended (the “ESA”) with us, offset by the cash disbursements as a result of the rapid expansion of our business and store network nationwide.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2021	2021	2021	2021	2022	2022	2022	2022
Total stores	159	217	280	390	424	440	486	617
Company owned and operated stores	150	206	268	373	403	419	454	547
Franchised stores	9	11	12	17	21	21	32	70
Same-store sales growth for system-wide stores	41.6%	26.5%	6.5%	8.2%	4.4%	-6.1%	8.1%	-8.0%
Same-store sales growth for company owned and operated stores	40.3%	25.5%	6.6%	8.8%	5.5%	-5.3%	7.5%	-7.1%
Registered loyalty club members (in thousands)	2,947	3,865	4,770	5,969	6,907	7,532	8,862	11,250
Adjusted store EBITDA (Renminbi in thousands)	-1,834	7,545	5,285	8,780	-25,011	-43,787	15,325	12,796
Adjusted store EBITDA margin	-1.8%	5.8%	3.0%	4.1%	-11.9%	-26.6%	5.3%	4.7%

Note* The Company has revised its previously announced adjusted store EBITDA and adjusted store EBITDA margin to more accurately account for store depreciation and amortization and franchise and royalty expenses for company owned and operated stores. Please refer to “RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES – A. Adjusted store EBITDA and adjusted store EBITDA margin” for more information.

KEY DEFINITIONS

•	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

•	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

•	Adjusted store EBITDA. Calculated as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses.

•	Adjusted store EBITDA margin. Calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

•	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), and expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”).

•	Adjusted corporate EBITDA. Calculated as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets and loss on disposal of property and equipment.

•	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

•	Adjusted net loss. Calculated as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities.

•	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

•	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share.

RECENT BUSINESS DEVELOPMENTS

•	On January 17, 2023, Tims China celebrated the opening its 600th coffee shop, a milestone achieved in late 2022. The 600th store is located in Zhongshan in Guangdong province, part of Tims China’s Pearl River Delta cluster, which includes Shenzhen and Guangzhou.

•	On February 8, 2023, Tims China announced that its board of directors had approved the entry into a transaction for the exclusive rights to develop and sub-franchise Popeyes, another iconic brand owned by Restaurant Brands International and one of the world’s largest chicken quick-service restaurant groups with over 3,900 locations globally, in mainland China and Macau. The transaction was closed on March 30, 2023 and is expected to bring significant operational and development synergies and further growth potential to Tims China.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares; (iv) adjusted corporate EBITDA as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors' overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to USD1.00, the exchange rate in effect on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

PRE-RECORDED PRESENTATION

The Company will host a pre-recorded presentation that will be available beginning at Thursday, April 6, 2023, at 8:00 am Eastern Time (or Thursday, April 6, 2023, at 8:00 pm Beijing Time) from the Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, such as the continued expansion of its store network and growth of its loyalty club members, and its ability to grow customer recognition, brand awareness and loyalty, the potential benefits of the Popeyes transaction, estimates of the Company’s future market share and financial performance, and the Company’s business plans and financial strategies. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-1, as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2022 and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. The Company cannot assure you that these forward-looking statements will prove to be accurate and assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisee of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International Inc.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand's philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Tims China Investor Relations:

IR@timschina.com

ICR, LLC

TimsChinaIR@icrinc.com

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2021	December 31，2022
	RMB	RMB	US$
ASSETS
Current assets
Cash	390,837	239,077	34,663
Short term investment	-	372,376	53,989
Accounts receivable, net	9,817	5,617	814
Inventories	42,479	71,468	10,362
Prepaid expenses and other current assets	142,839	108,275	15,699
Total current assets	585,972	796,813	115,527
Non-current assets
Property and equipment, net	554,015	720,036	104,395
Intangible assets, net	77,594	96,018	13,921
Operating lease right-of-use assets	-	946,873	137,284
Other non-current assets	67,312	82,270	11,928
Total non-current assets	698,921	1,845,197	267,528
Total assets	1,284,893	2,642,010	383,055
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	192,055	407,807	59,127
Accounts payable	60,952	105,673	15,321
Contract liabilities	14,129	22,122	3,207
Amount due to related parties	14,074	22,485	3,260
Derivative financial liabilities	-	269,251	39,038
Lease liability-current	-	180,468	26,165
Other current liabilities	286,080	310,456	45,012
Total current liabilities	567,290	1,318,262	191,130
Non-current liabilities
Long-term bank borrowings	11,903	8,800	1,276
Convertible notes, at fair value	318,466	354,080	51,337
Contract liabilities - non-current	970	3,311	480
Derivative financial liabilities - non-current	-	19,083	2,767
Lease liability-non-current	-	820,249	118,925
Other non-current liabilities	47,169	7,921	1,147
Total non-current liabilities	378,508	1,213,444	175,932
Total liabilities	945,798	2,531,706	367,062
Shareholders’ equity
Ordinary Shares (US$0.0000094 par value, 500,000,000 shares authorized, 149,181,538 shares and 140,938,555 shares issued and outstanding as of December 31, 2022, respectively, 124,193,929 shares issued and outstanding as of December 31, 2021)	7	9	1
Additional paid-in capital	937,315	1,472,015	213,422
Accumulated losses	(637,528)	(1,380,173)	(200,106)
Accumulated other comprehensive income	35,744	16,999	2,465
Treasury shares (8,242,983 and nil ordinary Shares as of December 31, 2022 and 2021, respectively)	-	-	-
Total equity attributable to shareholders of the Company	335,538	108,850	15,782
Non-controlling interests	3,557	1,454	211
Total shareholders’ equity	339,095	110,304	15,993
Commitments and Contingencies	-	-	-
Total liabilities and shareholders’ equity	1,284,893	2,642,010	383,055

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Company owned and operated stores	213,653	272,509	39,510	617,226	938,097	136,011
Other revenues	10,322	28,972	4,201	26,146	72,967	10,579
Total revenues	223,975	301,481	43,711	643,372	1,011,064	146,590

Costs and expenses, net
Company owned and operated stores
Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB36,862,860 and RMB19,521,561 for the years ended December 31, 2022 and 2021, respectively)	71,596	89,480	12,973	207,948	314,550	45,606
Rental and property management fee	56,160	75,939	11,010	148,152	236,838	34,338
Payroll and employee benefits	71,828	66,699	9,670	199,330	268,857	38,981
Delivery costs	13,926	21,917	3,178	38,604	73,616	10,673
Other operating expenses (including service fee from transactions with a related party of RMB550,000 and nil for the years ended December 31, 2022 and 2021, respectively)	27,962	23,106	3,350	99,105	107,770	15,625
Store depreciation and amortization	20,986	33,544	4,863	62,679	118,659	17,204
Company owned and operated store costs and expenses	262,458	310,685	45,044	755,818	1,120,290	162,427
Costs of other revenues	6,529	22,109	3,206	16,731	48,555	7,040
Marketing expenses	20,527	24,302	3,523	50,317	81,017	11,746
General and administrative expenses	58,558	66,460	9,636	174,963	289,544	41,979
Franchise and royalty expenses (including franchise and royalty expenses from transactions with a related party of RMB31,882,569 and RMB15,576,324 for the years ended December 31, 2022 and 2021, respectively)	5,345	10,294	1,492	18,800	35,595	5,161
Other operating costs and expenses	1,645	2,395	347	2,135	8,340	1,209
Loss on disposal of property and equipment	414	-	-	1,546	8,835	1,281
Impairment losses of long-lived assets	1,002	1,750	254	1,002	7,223	1,047
Other income	3,157	5,153	747	3,476	7,152	1,037
Total costs and expenses, net	353,321	432,842	62,755	1,017,836	1,592,247	230,853

Operating loss	(129,346)	(131,361)	(19,044)	(374,464)	(581,183)	(84,263)

Interest income	30	1,727	250	316	2,703	392
Interest expenses	(1,719)	(4,524)	(656)	(1,902)	(14,804)	(2,146)
Foreign currency transaction (loss)/gain	(395)	(5,142)	(746)	(1,302)	(6,275)	(910)
Changes in fair value of convertible notes	(5,577)	(2,867)	(416)	(5,577)	(4,494)	(652)
Changes in fair value of warrant liabilities	-	35,954	5,213	-	45,903	6,655
Changes in fair value of ESA derivative liabilities	-	(116,666)	(16,915)	-	(186,598)	(27,054)

Loss before income taxes	(137,007)	(222,879)	(32,314)	(382,929)	(744,748)	(107,978)

Income tax expenses	-	-	-	-	-	-

Net loss	(137,007)	(222,879)	(32,314)	(382,929)	(744,748)	(107,978)

Less: Net Loss attributable to non-controlling interests	1,324	988	143	(1,208)	(2,103)	(305)
Net Loss attributable to shareholders of the Company	(138,331)	(223,867)	(32,457)	(381,721)	(742,645)	(107,673)
Basic and diluted loss per Ordinary Share	(1.11)	(1.61)	(0.23)	(3.14)	(5.80)	(0.84)

Net loss	(137,007)	(222,879)	(32,314)	(382,929)	(744,748)	(107,978)

Other comprehensive income
Fair value changes of short-term inverstment		2,134	309		2,134	309
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(548)	505	73	(548)	(1,520)	(220)
Foreign currency translation adjustment, net of nil income taxes	(2,114)	5,272	764	(2,890)	(19,357)	(2,807)

Total comprehensive loss	(139,669)	(214,968)	(31,477)	(386,367)	(763,491)	(110,696)

Less: Comprehensive loss attributable to non- controlling interests	1,324	988	143	(1,208)	(2,103)	(305)
Comprehensive loss attributable to shareholders of the Company	(140,993)	(215,956)	(31,620)	(385,159)	(761,388)	(110,391)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(56,722)	(96,102)	(13,933)	(244,966)	(286,928)	(41,601)
Net cash used in investing activities	(114,274)	(93,737)	(13,591)	(335,277)	(705,172)	(102,240)
Net cash provided by financing activities	427,941	44,180	6,405	797,998	834,259	120,956
Effect of foreign currency exchange rate changes on cash	(507)	2,288	332	(1,791)	6,081	882
Net decrease in cash	256,438	(143,371)	(20,787)	215,964	(151,760)	(22,003)
Cash at beginning of the period	134,400	382,448	55,450	174,874	390,837	56,666
Cash at end of the period	390,838	239,077	34,663	390,838	239,077	34,663

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES
(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Adjusted store EBITDA and adjusted store EBITDA margin

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues - company owned and operated stores	213,653	272,509	39,510	617,226	938,097	136,011
Food and packaging costs - company owned and operated stores	(71,596)	(89,480)	(12,973)	(207,948)	(314,550)	(45,606)
Rental expenses - company owned and operated stores	(56,160)	(75,939)	(11,010)	(148,152)	(236,838)	(34,338)
Payroll and employee benefits - company owned and operated stores	(71,828)	(66,699)	(9,670)	(199,330)	(268,857)	(38,981)
Delivery costs - company owned and operated stores	(13,926)	(21,917)	(3,178)	(38,604)	(73,616)	(10,673)
Other operating expenses - company owned and operated stores	(27,962)	(23,106)	(3,350)	(99,105)	(107,770)	(15,625)
Store depreciation and amortization	(20,986)	(33,544)	(4,863)	(62,679)	(118,659)	(17,204)
Franchise and royalty expenses - company owned and operated stores	(3,866)	(8,174)	(1,185)	(14,894)	(29,404)	(4,263)
Fully-burdened gross loss - company owned and operated stores	(52,671)	(46,350)	(6,719)	(153,486)	(211,597)	(30,679)
Store depreciation and amortization	20,986	33,544	4,863	62,679	118,659	17,204
Store pre-opening expenses	40,465	25,602	3,712	110,583	52,262	7,577
Adjusted Store EBITDA	8,780	12,796	1,856	19,776	(40,676)	(5,898)
Adjusted Store EBITDA Margin	4.1%	4.7%	4.7%	3.2%	-4.3%	-4.3%

B. Adjusted general and administrative expenses

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	(58,558)	(66,460)	(9,636)	(174,963)	(289,544)	(41,979)
Adjusted for:
Share-based compensation expenses	-	11,145	1,616	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	670
Adjusted General and administrative expenses	(58,558)	(55,315)	(8,020)	(174,963)	(217,202)	(31,491)

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(129,346)	(131,361)	(19,044)	(374,464)	(581,183)	(84,263)
Adjusted for:
Store pre-opening expenses	40,465	25,602	3,712	110,583	52,262	7,577
Depreciation and amortization	28,152	38,170	5,534	74,276	133,403	19,342
Share-based compensation expenses	-	11,145	1,616	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	670
Impairment losses of long-lived assets	1,002	1,750	254	1,002	7,223	1,047
Loss on disposal of property and equipment	414	-	-	1,546	8,835	1,281
Adjusted Corporate EBITDA	(59,313)	(54,694)	(7,928)	(187,057)	(307,118)	(44,528)
Adjusted Corporate EBITDA Margin	-26.5%	-18.1%	-18.1%	-29.1%	-30.4%	-30.4%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(137,007)	(222,879)	(32,314)	(382,929)	(744,748)	(107,978)
Adjusted for:
Store pre-opening expenses	40,465	25,602	3,712	110,583	52,262	7,577
Share-based compensation expenses	-	11,145	1,616	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	670
Impairment losses of long-lived assets	1,002	1,750	254	1,002	7,223	1,047
Loss on disposal of property and equipment	414	-	-	1,546	8,835	1,281
Changes in fair value of convertible notes	5,577	2,867	416	5,577	4,494	652
Changes in fair value of warrant liabilities	-	(35,954)	(5,213)	-	(45,903)	(6,655)
Changes in fair value of ESA derivative liabilities	-	116,666	16,915	-	186,598	27,054
Adjusted Net loss	(89,549)	(100,803)	(14,614)	(264,221)	(458,897)	(66,534)
Adjusted Net loss Margin	-40.0%	-33.4%	-33.4%	-41.1%	-45.4%	-45.4%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(138,331)	(223,867)	(32,457)	(381,721)	(742,645)	(107,673)
Adjusted for:
Store pre-opening expenses	40,465	25,602	3,712	110,583	52,262	7,577
Share-based compensation expenses	-	11,145	1,616	-	44,421	6,440
Commission fee for Cantor shares	-	-	-	-	21,521	3,120
Option granted by controlling shareholder to CB holder	-	-	-	-	1,778	258
Offering costs for ESA transactions	-	-	-	-	4,622	670
Impairment losses of long-lived assets	1,002	1,750	254	1,002	7,223	1,047
Loss on disposal of property and equipment	414	-	-	1,546	8,835	1,281
Changes in fair value of convertible notes	5,577	2,867	416	5,577	4,494	652
Changes in fair value of warrant liabilities	-	(35,954)	(5,213)	-	(45,903)	(6,655)
Changes in fair value of ESA derivative liabilities	-	116,666	16,915	-	186,598	27,054
Adjusted Net loss attributable to shareholders of the Company	(90,873)	(101,791)	(14,757)	(263,013)	(456,794)	(66,229)
Weighted average shares outstanding used in calculating basic and diluted loss per share	124,193,929	139,179,231	139,179,231	121,582,945	128,096,505	128,096,505
Adjusted basic and diluted net loss per Ordinary Share	(0.73)	(0.73)	(0.11)	(2.16)	(3.57)	(0.52)